Exhibit 99.1

ELBIT IMAGING ANNOUNCES CANCELATION OF THE FULL EARLY REDEMPTION OF SERIES H NOTES

Tel Aviv, Israel, March 14, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its previous press release dated February 28, 2018, that the Series H bondholders meeting voted against the full early redemption (the “Redemption”) of the Series H notes (the “Notes”) and therefore the Redemption will not be executed and the Notes will be repaid on May 31, 2018.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) development of shopping and entertainment centers in emerging markets; (ii) medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chief Executive Officer & Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com